Exhibit 1.01

SCI ENGINEERED MATERIALS, INC.

Conflict Minerals Report - For the Year Ended December 31, 2022

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), SCI Engineered Materials, Inc. (“SCI”, “we”, or the “Company”) requested and received supply chain responses from our vendors. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (RCOI) completed. If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

1. Company Overview

This report has been prepared by the management of SCI.

The Company, an Ohio corporation, was incorporated in 1987. The Company develops innovative customized solutions enabling commercial success through partnerships with end users and Original Equipment Manufacturers.

2. Products Overview

We operate in one segment as a global supplier and manufacturer of advanced materials for Physical Vapor Deposition (PVD) Thin Film Applications. We are focused on markets within the PVD industry including Aerospace, Automotive, Defense, Glass, Optical Coatings, and Solar.

3. Supply Chain Overview

In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals Reporting Template established by the Conflict-Free Sourcing Initiative (CFSI), and provided our conflict minerals due diligence communication survey to these suppliers during 2022.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tantalum, tin, tungsten, and gold (3TG), can be found in our products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, we concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used. We will continue to work with our suppliers.

5. Due Diligence Program

5.1. Conflict Minerals Policy

As a global supplier of advanced materials, SCI is committed to complying with the Conflict Minerals provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, HR 4173, Section 1502 (Conflict Minerals Act). We will work with suppliers and take appropriate actions to ensure that our products do not contain conflict minerals. These actions will include conducting reasonable country of origin inquiries and, as necessary, obtaining reliable certificates of origin for all materials that might possibly originate in the Democratic Republic of the Congo (DRC) areas or an adjoining country.

The term conflict minerals generally refers to those minerals originating from the DRC and neighboring countries that may have directly or indirectly contributed to the financing of armed groups. These minerals include the 3Ts: Tantalum, Tin & Tungsten as well as Gold. Such armed groups may be responsible for violence and human rights violations in the DRC. We make purchases of 3TG minerals from the wholesale market for use in our products. Historically there has been no record to confirm the source of such wholesale minerals. We are working with our suppliers to identify the source of origin of the 3TG minerals used in our products. We will continue to exercise due diligence to ensure that SCI is fully compliant with the Conflict Minerals Act and will periodically post our findings in connection with our due diligence review.

There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the “Conflict Region”; the DRC and surrounding countries. Through the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, publicly traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if “conflict minerals” used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Conflict Region. Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing.

We look to industry guidelines to help establish our programs such as the joint Electronic Industry Citizenship Coalition (EICC®). We continue to review our strategy to support the objectives of the U.S. regulations on the supply of “Conflict Minerals”. Our commitment includes:

• Continued development of policies and processes toward preventing the use of conflict minerals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.

• Not knowingly procure specified minerals that originate from facilities in the Conflict Region that are not certified as conflict free.

• Expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with our policies.

We believe in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. Our efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “non-conflict free”, we will work towards transitioning to products that are “conflict free”.

5.2. Due Diligence Process

5.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

We established a Conflict Minerals Policy which is posted on our website. Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, communication with suppliers, record keeping and escalation procedures. We periodically report to the Audit Committee and the entire Board of Directors with respect to our due diligence process and compliance obligations.

5.2.2. Maintain records

We established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

5.2.3. Escalation Procedure

We created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

5.3. Steps to be taken to mitigate risk and maturing due diligence program

As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

• Enhance supplier communication and escalation process to improve due diligence data accuracy and completion.

• Continue to influence additional smelters to obtain Conflict Free Smelter (CFS) status through our supply chain, where possible.

6. Identify and assess risk in the supply chain

Because of our size and the constant evolution of our supply chain, it is difficult to identify those downstream from our direct suppliers. Our best efforts are limited due to reliance on our suppliers and the continued evolution of this process. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

7. Design and Implement a Strategy to Respond to Risks

We will work with suppliers who are sourcing from non-Conflict Free smelters to move towards Conflict Free smelters within a reasonable time frame.

8. Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and Conflict Free Sourcing Initiative “CFSI”) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelter program.

9. Due Diligence Process

We conducted a survey of our active suppliers using the template developed jointly by the companies of EICC and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template continues to be adopted by many companies in their due diligence processes related to conflict minerals.

9.1. Survey Responses

We identified four suppliers who were within the scope of RCOI. We created and maintained a database of the information supplied to us.

9.2. Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. We also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

As the result of our due diligence survey, we have gathered nineteen smelters and refineries names from our supply chain, all of whom are identified as CFSI’s known smelters and refineries and considered to be conflict free.

Currently identified Conflict Free Smelters by CFSI and country of origin identified by our supply chain:

Metal	Smelter	Country
Tantalum	Changsha South Tantalum Niobium Co., Ltd	China
Tantalum	JiuJiang Nonferrous Metals Smelting Co., Ltd	China
Tantalum	F&X Electro-Materials Ltd.	China
Tungsten	Global Tungsten & Powders Corp.	United States of America
Tungsten	Kennametal Huntsville	United States of America
Tungsten	Xiamen Tungsten Co., Ltd.	China
Tungsten	A.L.M.T. Corp	Japan
Tungsten	H.C. Starck Tungsten GmbH	Germany
Tungsten	Wolfram Bergbau und Hutten AG	Austria
Tungsten	TANIOBIS Smelting GmbH and Co. KG	Germany
Tin	Minsur	Peru
Tin	Thaisarco	Thailand
Tin	Fenix Metals	Poland
Tin	PT Menara Cipta Mulia	Indonesia
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	CV Venus Into Perkasa	Indonesia
Tin	PT Babel Surya Alam Lestari	Indonesia
Tin	PT Prima Timah Utama	Indonesia
Tin	Yunnan Tin Company, Ltd.	China